UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated June 21, 2023 appoints Alex Rotonen as VP Investor Relations

Ferroglobe PLC Announces Appointment of Alex Rotonen as VP Investor Relations

LONDON, June 21, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM), a leading global producer of silicon metal, silicon-based alloys, and manganese-based alloys, is pleased to announce the appointment of Alex Rotonen as the Vice President Investor Relations, effective today.

Alex will work closely with Anis Barodawalla, who will be focusing on strategy in his role as Vice President Corporate Strategy & M&A, maintaining his responsibilities for planning and execution of our strategy, as well as identifying opportunities to enhance the company's growth and competitiveness.

Alex is an experienced finance professional with over 20 years of Wall Street experience in finance, investments and investor relations. Most recently, Alex led investor relations at Alpha Metallurgical Resources, an NYSE-listed mining company based in the United States. Prior to joining Alpha, he worked in various investment companies as an equity analyst and investor. Alex holds a Bachelor’s Degree in Finance from the University of Texas at Austin and an MBA from the Tuck School of Business at Dartmouth College. Alex is also a Chartered Financial Analyst (CFA).

"We welcome Alex Rotonen to Ferroglobe as our VP Investor Relations," said Marco Levi, CEO of Ferroglobe PLC. "His extensive experience and proven track record in investor relations will be instrumental in enhancing Ferroglobe's relationships with our shareholders and stakeholders."

About Ferroglobe

Ferroglobe is a leading global producer of silicon metal, silicon and manganese-based ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit Ferroglobe website.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Alex Rotonen
Vice President Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)